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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4—Final Amendment)

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Trover Solutions, Inc.
(Name of the Issuer)

Thomas Weisel Capital Partners,
Tailwind Capital Partners LLC
TWP CEO Founders' Circle (QP), L.P.
TWP CEO Founders' Circle (AI), L.P.
Thomas Weisel Capital Management LLC
Thomas Weisel Partners Group LLC
Thomas Weisel Capital Partners Employee Fund, L.P.
TSI Holding Co., Inc.	L.P. Patrick B. McGinnis Robert G. Bader, Jr. Mark J. Bates Robert L. Jefferson Debra M. Murphy Douglas R. Sharps Trover Solutions, Inc.
(Names of Person(s) Filing Statement)
Common Stock, par value $.001 per share (Title of Class of Securities)
42220K101 (CUSIP Number of Class of Securities)
Douglas M. Karp Managing Partner Tailwind Capital Partners LLC 390 Park Avenue, 17th Floor New York, New York 10022 Telephone: (212) 271-3700	Jill L. Force, Chair, Special Committee of the Board of Directors Trover Solutions, Inc. 1600 Watterson Tower Louisville, Kentucky 40218 Telephone: (502) 454-1340
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
John T. Capetta Kelley Drye & Warren LLP Two Stamford Plaza 281 Tresser Boulevard Stamford, Connecticut 06901 Telephone (203) 324-1400	John A. Healy Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Telephone: (212) 878-8000
This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
c.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$63,463,551	$8,041
☒
For purposes of calculating the filing fee only, the transaction valuation was based upon the sum of (i) the product of 8,504,163 shares of common stock, par value $0.001 per share, of Trover Solutions, Inc. and the merger consideration of $7.00 per share and (ii) the proposed aggregate cash payment of $3,934,410 to be paid to persons holding options to acquire shares of common stock of Trover Solutions, Inc. in consideration of cancellation of such options. The filing fee is equal to $8,041.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,041	Filing Party:	Trover Solutions, Inc.
Form or Registration No.:	Schedule 14A, File No. 000-22585	Dates Filed:	March 11, 2004 and April 30, 2004

Introduction

        This Amendment No. 4 (this "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Thomas Weisel Capital Partners, L.P. ("TWCP"); Tailwind Capital Partners LLC ("Tailwind"); TWP CEO Founders' Circle (QP), L.P.; TWP CEO Founders' Circle (AI), L.P.; Thomas Weisel Capital Management LLC; Thomas Weisel Partners Group LLC; Thomas Weisel Capital Partners Employee Fund, L.P.; TSI Holding Co., Inc. ("Parent"); Patrick B. McGinnis; Robert G. Bader, Jr.; Mark J. Bates; Robert L. Jefferson; Debra M. Murphy; Douglas R. Sharps and Trover Solutions, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("Trover") (together, the "Filing Persons"). This Final Amendment relates to the merger (the "Merger") of TSI Acquisition Co., Inc., a Delaware corporation ("Acquisition Co."), a wholly owned subsidiary of Parent, with and into Trover, pursuant to the Agreement and Plan of Merger, dated as of February 19, 2004 (the "Merger Agreement"), by and among Trover, Acquisition Corp. and Parent. Acquisition Co., which was a party to the Merger Agreement and a filing person to the original Schedule 13E-3 and the prior amendments related to this transaction, is not a filing party of this Final Amendment because it was merged into Trover in the Merger.

        As a result of the Merger, (i) Trover, has become a wholly owned subsidiary of Parent, (ii) each issued and outstanding share of Trover common stock, other than shares held by any holders who properly demand appraisal rights under Delaware law, has been cancelled and converted into the right to receive a cash payment per share, without interest, of $7.00, (iii) each outstanding option to purchase Trover common stock, whether vested or unvested, has been canceled and converted into the right to receive a cash payment for each cancelled option equal to the product of (1) the number of shares of Trover common stock subject to option and (2) the excess, if any, of $7.00 over the exercise price per share subject to such option, and (iv) Acquisition Corp. has ceased to exist.

        The purpose of this Final Amendment is to (i) report that the Merger Agreement was formally adopted by the holders of a majority of the outstanding common stock entitled to vote at a Special Meeting held on July 13, 2004 (the "Special Meeting"), (ii) report that on July 15, 2004, the closing of the transactions contemplated by the Merger Agreement was completed and (iii) file as an exhibit to this Schedule 13E-3 the definitive loan agreement entered into by Parent in connection with the Merger.

        The terms and conditions of the Merger Agreement are described in the definitive proxy statement (the "Proxy Statement") of Trover, dated June 14, 2004 as filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

        The information contained in this Final Amendment and the Proxy Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

Item 15.    Additional Information.

        On July 13, 2004, at a special meeting of the Trover stockholders, the holders of a majority of shares of common stock entitled to vote at such meeting voted to approve and adopt the Merger Agreement and the Merger. The Merger became effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware on July 15, 2004 (the "Effective Time"). Pursuant to the Merger Agreement, at the Effective Time each share of Trover common stock issued and outstanding immediately prior to the Effective Time, other than shares with respect to which appraisal rights have been properly perfected under Delaware law, was converted into the right to receive $7.00 per share in cash, without interest, and all outstanding options to purchase shares of Trover common stock were cancelled, entitling each holder to receive a cash payment for each cancelled option in an amount equal to the product of the number of shares of Trover common stock subject to such option multiplied by the excess, if any, of $7.00 over the exercise price per share subject to such option. At the Effective Time, Acquisition Co. was merged with and into Trover, with Trover surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger and the transactions consummated in connection therewith, at the close of business on July 15, 2004, the Trover common stock was delisted from the NASDAQ National Market and became eligible for termination of registration under Rules 12g-4 and 12h-3 of the Exchange Act. On July 15, 2004, Trover filed a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission to provide notice of termination of registration of the Trover common stock, and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

Item 16.    Exhibits.

(a)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 10, 2004 (incorporated herein by reference).*
(a)(2)	Proxy Card (included in the Proxy Statement and incorporated herein by reference).*
(b)(1)
Revolving Credit, Term Loan and Security Agreement among TSI Holding Co., Inc. TSI Acquisition Co., Inc. (to be merged with and into Trover Solutions, Inc. on the Closing Date) the other Credit Parties signatory thereto and Capital Source Finance LLC, as agent and lender, dated as of July 15, 2004.**
(c)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated February 19, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).*
(c)(2)	Materials presented by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors on February 19, 2004.*
(c)(3)	Valuemetrics: Going Private & ESOP Feasibility Study Analysis—Preliminary Draft dated June 16, 2003.*
(c)(4)	Preliminary Materials presented by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors on November 5, 2003.*
(d)(1)
Agreement and Plan of Merger among TSI Holding Co., Inc., TSI Acquisition Corp. Co., Inc. and Trover Solutions, Inc. dated February 19, 2004 (incorporated herein by reference to Appendix A to the Proxy Statement).*
(d)(2)	Letter Agreement between Thomas Weisel Capital Partners LLC and Patrick McGinnis dated February 19, 2004.*
(d)(3)	Letter Agreement between TSI Holding Co., Inc. and Patrick McGinnis dated February 19, 2004.*
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).*
(g)	Not applicable.

*
Previously filed.

**
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THOMAS WEISEL CAPITAL PARTNERS, L.P. TWP CEO FOUNDERS' CIRCLE (QP), L.P. TWP CEO FOUNDERS' CIRCLE (AI), L.P. THOMAS WEISEL CAPITAL PARTNERS EMPLOYEE FUND, L.P.
By: TAILWIND CAPITAL PARTNERS LLC, as General Partner of each of the limited partnerships named above
By:	/s/ DOUGLAS M. KARP Name: Douglas M. Karp Title: Managing Partner
TAILWIND CAPITAL PARTNERS LLC
By:	/s/ DOUGLAS M. KARP Name: Douglas M. Karp Title: Managing Partner
THOMAS WEISEL CAPITAL MANAGEMENT LLC
By:	/s/ DAVID BAYLOR Name: David Baylor Title: Chief Administrative Officer
THOMAS WEISEL PARTNERS GROUP LLC
By:	/s/ DAVID BAYLOR Name: David Baylor Title: Chief Administrative Officer

TSI HOLDING CO., INC.
By:	/s/ DOUGLAS M. KARP Name: Douglas M. Karp Title: President
/s/ PATRICK B. MCGINNIS Patrick B. McGinnis
/s/ ROBERT G. BADER, JR. Robert G. Bader, Jr.
/s/ MARK J. BATES Mark J. Bates
/s/ ROBERT L. JEFFERSON Robert L. Jefferson
/s/ DEBRA M. MURPHY Debra M. Murphy
/s/ DOUGLAS R. SHARPS Douglas R. Sharps
Trover Solutions, Inc.
By:	/s/ DOUGLAS R. SHARPS Name: Douglas R. Sharps Title: Executive Vice President

Exhibit Index

Exhibit Number	Description
(a)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 10, 2004 (incorporated herein by reference).*
(a)(2)	Proxy Card (included in the Proxy Statement and incorporated herein by reference).*
(b)(1)
Revolving Credit, Term Loan and Security Agreement among TSI Holding Co., Inc. TSI Acquisition Co., Inc. (to be merged with and into Trover Solutions, Inc. on the Closing Date) the other Credit Parties signatory thereto and Capital Source Finance LLC, as agent and lender, dated as of July 15, 2004.**
(c)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated February 19, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).*
(c)(2)	Materials presented by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors on February 19, 2004.*
(c)(3)	Valuemetrics: Going Private & ESOP Feasibility Study Analysis—Preliminary Draft dated June 16, 2003.*
(c)(4)	Preliminary Materials presented by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors on November 5, 2003.*
(d)(1)
Agreement and Plan of Merger among TSI Holding Co., Inc., TSI Acquisition Corp. Co., Inc. and Trover Solutions, Inc. dated February 19, 2004 (incorporated herein by reference to Appendix A to the Proxy Statement).*
(d)(2)	Letter Agreement between Thomas Weisel Capital Partners LLC and Patrick McGinnis dated February 19, 2004.*
(d)(3)	Letter Agreement between TSI Holding Co., Inc. and Patrick McGinnis dated February 19, 2004.*
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).*
(g)	Not applicable.

*
Previously filed.

**
Filed herewith.

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Introduction
SIGNATURE
Exhibit Index